UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Trimol Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

896274 10 7
(CUSIP Number)

Royal HTM Group, Inc.
Boris Birshtein, President
87 Scollard Street
Toronto, Ontario M5R 1G4
Telephone 416.929.5666

(Name, Address and Telephone Number of Persons Authorized to Receive Notices  and Communications)

Copies to:

Trimol Group, Inc.
Boris Birshtein, Chief Executive Officer
1221 Avenue of the Americas, Suite 4200
New York, New York 10020
Telephone 212.554.4394

March 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  G

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896274 10 7	Page 1 of 3

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Royal HTM Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Province of Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES	69,275,000 shares of common stock
BENEFICIALLY	8	SHARED VOTING POWER
OWNED	See Item 5 (b)
BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING	69,275,000 shares of common stock
PERSON	10	SHARED DISPOSITIVE POWER
WITH	See Item 5 (b)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
69,275,000 shares of common stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.95%
14	TYPE OF REPORTING PERSON
CO

ITEM 1.  SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Trimol Group, Inc., a Delaware corporation (the “Company” or “Issuer”).  The Company’s principal address is 1221 Avenue of the Americas, Suite 4200, New York, New York 10020.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed by Royal HTM Group, Inc. (“Royal”) in connection with its acquisition of 21,000,000 shares of the Common Stock of the Company (the “Shares”).

Boris Birshtein is the Chairman of the Board and Chief Executive Officer of the Company and is the President and sole shareholder of Royal, the Company’s majority shareholder.  Mr. Birshtein is a resident of Canada.

(a)	Name: Royal HTM Group, Inc.

(b)	Place of Organization: Province of Ontario, Canada

(c)	Principal Office: 87 Scollard Street, Toronto, Ontario Canada, M5R 1G4

(d)	Principal Business: Investment / holding company.

(e)	During the last five years neither Royal nor its officers or directors have been convicted in a criminal proceeding.

(f)
During the last five years neither Royal nor its officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 4, 2010. Aluminum Power Inc. (“API”), a company beneficially owned and controlled by Boris Birshtein, assigned to Royal the Call Right granted to it under a Termination Agreement by and between the Company and API dated May 30, 2008, as amended (the “Amended Termination Agreement”). Pursuant to the terms of the Amended Termination Agreement, API transferred the Shares to the Company to be utilized by it solely in connection with certain acquisitions that the Company was exploring provided that, in the event that the Company did not conclude any of such acquisitions, API was granted the right to require the Company to reconvey the Shares to it in consideration of a payment to it of $1,000.  No such acquisition was concluded.  On March 12, 2010 Royal exercised the Call Right, remitted the $1,000 to the Company and requested that the Company issue the Shares to it.  On March 15, 2010 the Shares were issued to Royal.

ITEM 4.	PURPOSE OF TRANSACTION

The shares of Common Stock of the Company are held by Royal solely for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)
The aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by Royal as of the date of the transaction is 69,275,000, representing 66.95% of such class.  Such class consists of a total of 103,472,328 issued and outstanding shares of Common Stock of the Company, which includes: (i) 100,472,328 shares of Common Stock issued and outstanding as of March 15, 2010; and, (ii) options to purchase 3,000,000 shares of Common Stock granted outside of the Company’s 2001 Omnibus Plan, as amended, as of March 15, 2010.

(b)	Mr. Birshtein is the sole shareholder of Royal, and as such has the sole power to direct the voting and disposition of the shares of stock listed above in paragraph (a).

(c)	No other transaction has occurred in the last sixty (60) days;

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 18, 2010

Royal HTM Group, Inc.

By: /s/ Boris Birshtein
Name: Boris Birshtein, President